                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (ANNUAL FILING)


                            MICRO THERAPEUTICS, INC.
                                (Name of Issuer)


                                     COMMON
                         (Title of Class of Securities)


                                    59500W10
                                 (CUSIP Number)


      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 59500W10                  13G                Page 2 of 5
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Chancellor LGT Asset Management, Inc. (94-2259541) and
            Chancellor LGT Trust Company (52-1576922), as Investment
            Advisers for various fiduciary accounts and LGT Asset
            Management, Inc. (94-303766) as the holding company for
            Chancellor LGT Asset Management, Inc.
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[X]
                                                                   (b)[ ]0
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3           SEC USE ONLY

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4           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Chancellor LGT Asset Management, Inc. - California
                     Chancellor LGT Trust Company - New York
                     LGT Asset Management, Inc. - California
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   NUMBER OF      5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY               457,500 shares
 OWNED BY EACH
   REPORTING
  PERSON WITH     --------------------------------------------------------------

                  6    SHARED VOTING POWER

                                   - 0 -
                  --------------------------------------------------------------

                  7    SOLE DISPOSITIVE POWER

                             457,500 shares
                  --------------------------------------------------------------

                  8    SHARED DISPOSITIVE POWER

                                   - 0 -
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9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        457,000 shares
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10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        7.05 %
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12          TYPE OF REPORTING PERSON*

                        HC, BK, IA
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CUSIP No. 59500W10                                                   Page 3 of 5


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13G


Item 1.  Security and Issuer

      (a) MICRO THERAPEUTICS, INC. (the "Company")

      (c)    Address: 1062 CALLE NEGOCIO
                      SAN CLEMENTE, CA 92673



Item 2.  Identity and Background

      (a) This Schedule 13G is being filed by (i) Chancellor LGT Asset Management, Inc., a California Corporation, whose principal business is providing investment advisory services to registered investment companies and institutional investors, (ii) its wholly owned subsidiary, Chancellor LGT Trust Company, a New York State chartered trust company whose principal business is providing institutional investment management services and (iii) LGT Asset Management, Inc., the holding company for Chancellor LGT Asset Management, Inc. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

      (b) The address of the principal place of business of Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company is: 1166 Avenue of the Americas, New York, New York 10036. The address of the principal place of the holding company, LGT Asset Management, Inc. is 50 California Street, San Francisco, CA 94111.

      (c) Chancellor LGT Asset Management, Inc. is a California Corporation. Chancellor LGT Trust Company is a New York State chartered trust company. LGT Asset Management, Inc. is a California Corporation.

      (d) Common Stock.

      (e) CUSIP Number: 59500W10

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (h)   X   Group, in accordance with Rule 13d-1(b)(i)(ii)(H).

CUSIP No. 59500W10                                                   Page 4 of 5

Item 4.  Ownership

      (a) For the month ended DECEMBER 31, 1997, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts and LGT Asset Management, Inc., as the holding company is 457,500 shares.

      (b) Percent of Class: 7.05 based upon 6,490,000 shares outstanding.

      (c) Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct to vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this statement. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

Item 5.  Ownership of Five Percent or Less

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of a Group

      See attached Exhibit I.

Item 9.  Notice of Dissolution of Group

      Not applicable.

CUSIP No. 59500W10                                                   Page 5 of 5

Item 10.  Certification

      By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 6, 1998


Signatures:

                  Chancellor LGT Asset Management, Inc.
                        as Investment Adviser


                  By: /s/ Roberta Moore
                      --------------------------------
                          Roberta Moore



                  Chancellor LGT Trust Company
                        as Investment Adviser


                  By: /s/ Roberta Moore
                      --------------------------------
                          Roberta Moore



                  LGT Asset Management, Inc.
                        as Holding Company


                  By: /s/ Roberta Moore
                      --------------------------------
                          Roberta Moore